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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934

                               (Amendment No.  )*


                            TALK VISUAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   874266109
                                  -----------
                                 (CUSIP Number)


                                 Feb 25, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [_] Rule 13d-1(b)
      [X] Rule 13d-1(c)
      [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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CUSIP No. 874266109
          ---------
-------------------------------------------------------------------------------
   1.  Names of Reporting Persons. HELMSBRIDGE HOLDINGS LIMITED
       I.R.S. Identification Nos. of above persons (entities only).
                                   N/A
-------------------------------------------------------------------------------
   2.  Check the Appropriate Box  if a Member of a Group (See Instructions)
       (a)  60,000 shares owned by Anthony Heller
       (b)
-------------------------------------------------------------------------------
   3.  SEC Use Only
-------------------------------------------------------------------------------
   4.  Citizenship or Place of Organization ONTARIO, CANADA
-------------------------------------------------------------------------------
Number of     5.  Sole Voting Power 300,000
Shares Bene-  -----------------------------------------------------------------
ficially by   6.  Shared Voting Power
Owned by Each -----------------------------------------------------------------
Reporting     7.  Sole Dispositive Power 300,000
Person With:  -----------------------------------------------------------------
              8.  Shared Dispositive Power
-------------------------------------------------------------------------------
   9. Aggregate Amount Beneficially Owned by Each Reporting Person Helmsbridge: not less than 300,000 shares
-------------------------------------------------------------------------------
  10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------
  11.  Percent of Class Represented by Amount in Row (11) 7.23%
-------------------------------------------------------------------------------
  12.  Type of Reporting Person (See Instructions) CO
-------------------------------------------------------------------------------

Item 1(a)      Name of Issuer
               Not Applicable


Item 1(b)      Address of Issuer's Principal Executive Offices:
               Not Applicable

Item 2(a)      Name of Person Filing:
               Not Applicable


Item 2(b)      Address of Principal Business Office:
               Not Applicable


Item 2(c)      Citizenship:
               Not Applicable


Item 2(d)      Title of Class of Securities:
               Not Applicable


Item 2(e)      CUSIP Number:
               Not Applicable


Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
               Not Applicable

Item 4.        Ownership                        Ordinary Shares
               (as of March 26, 1999).          ---------------

               (a) Amount Beneficially Owned:
                   not less than 300,000

               (b)  Percent of Class/1/
                    7.23%


               (c)  Number of shares as to which each person has:

                    (i) sole power to vote or to direct the vote not less than 300,000


                    (ii) shared power to vote or to direct the vote not applicable


                    (iii) sole power to dispose or to direct the disposition
                          of
                          not less than 300,000

                    (iv) shared power to dispose or to direct the disposition of not applicable

Item 5.        Ownership of Five Percent or Less of a Class [_]


Item 6.        Ownership of More than Five Percent on Behalf of Another Person.
                         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                         Not Applicable

Item 8.        Identification and Classification of Members of the Group.
                         Not Applicable


Item 9.        Notice of Dissolution of Group.
                         Not Applicable

Item 10.       Certification.
                         Not Applicable

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Signature
---------

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.






                                    By  /s/ Anthony Heller
                                      -----------------------
                                        President


Dated:  April 13, 1999